United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Purchases of equity securities by the issuer and affiliated purchasers on October 31, 2021

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	56,463,175	1.10%	1.10%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	Bradesco Securities Inc	Transfer of ADS´s	10/18/2021	23,920,197	-	-
Shares	VALE3	XP Investments US	Transfer of ADS´s	10/19/2021	35,459,797	-	-
Shares	VALE3	Citigroup Global Markets Inc	Transfer of ADS´s	10/20/2021	8,097,552	-	-
Shares	VALE3	Santander Investment Securities Inc.	Transfer of ADS´s	10/20/2021	16,734,600	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	140,675,321	2.74%	2.74%

Company: VALE S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	84,212,146	1.64%	1.64%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Cancellation of ADS´s	10/18/2021	23,920,197	-	-
ADS	VALE	XP Investments US	Cancellation of ADS´s	10/19/2021	35,459,797	-	-
ADS	VALE	Citigroup Global Markets Inc	Cancellation of ADS´s	10/20/2021	8,097,552	-	-
ADS	VALE	Santander Investment Securities Inc.	Cancellation of ADS´s	10/20/2021	16,734,600	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0.00%	0.00%

Company: MBR S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	57,809,730	1.13%	1.13%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	09/29/21	2,309,900	76.03099	175,623,986.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	10/01/21	2,453,600	76.30694	187,226,719.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	10/04/21	2,492,800	76.07452	189,638,561.00
Shares	VALE3	Citigroup Global Markets Brasil CCTVM S/A	Buy	10/05/21	2,060,800	75.48840	155,566,495.00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	10/06/21	2,394,953	75.70564	181,311,450.75
Shares	VALE3	J.P. Morgan CCVM SA	Buy	10/07/21	3,000,000	79.44675	238,340,236.00

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	72,521,783	1.41%	1.41%

Company: MBR S.A.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0.00%	0.00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	0	0.00%	0.00%

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0.00%	0.00%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
Shares	VALE3	0	0.00%	0.00%

Company: Vale Holdings B.V.

Beginning balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	42,032,870	0.82%	0.82%

Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	Bradesco Securities Inc	Buy	09/29/21	2,500,000	14.03139	190,030,650.52
ADS	VALE	Bradesco Securities Inc	Buy	10/01/21	2,500,000	14.19780	191,354,369.57
ADS	VALE	XP Investments US	Buy	10/04/21	2,500,000	14.02114	190,000,456.57
ADS	VALE	Bradesco Securities Inc	Buy	10/05/21	2,500,000	13.84063	188,962,621.99
ADS	VALE	XP Investments US	Buy	10/06/21	2,500,000	13.79428	190,005,813.45
ADS	VALE	J.P. Morgan Securities Inc.	Buy	10/07/21	2,500,000	14.47445	199,530,225.12

Ending balance

			%
Type of security	Characteristic of the security	Quantity	Same class of shares	Total capital
ADS	VALE	57,032,870	1.11%	1.11%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: November 10, 2021		Head of Investor Relations